

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2009

Commission File Number 001-08918

SunTrust Banks, Inc. 401(k) Plan
303 Peachtree Center Avenue
Suite 200
Atlanta, GA 30303

Issuer:

SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent registered public accounting firm (attached), and

2. Written consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (attached).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The registrant)

By: SunTrust Banks, Inc.,
Benefits Plan Committee Administrator



Thomas E. Panther
Senior Vice President, Controller, and
Principal Accounting Officer

Date: June 28, 2010

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-50796, 333-91519, 333-86306, 333-132035 and 333-158867) pertaining to the SunTrust Banks, Inc. 401(k) Plan of SunTrust Banks, Inc. of our report dated June 28, 2010, with respect to the financial statements and schedule of the SunTrust Banks, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2009.

Ernst & Young LLP

Atlanta, Georgia
June 28, 2010

Audited Financial Statements and Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan
As of December 31, 2009 and 2008 and for the
Year Ended December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

SunTrust Banks, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008 and for the Year Ended December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
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Atlanta, GA 30308

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Report of Independent Registered Public Accounting Firm

The Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 28, 2010

1006-1169872

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2009	**2008**
Assets		
Investments:		
SunTrust Banks, Inc. common stock	**$ 299,218,476**	$ 399,839,970
Mutual funds	**927,521,776**	653,701,220
Money market mutual fund	**139,440,667**	162,804,963
Collective trust fund	**92,052,979**	70,927,293
Loans due from participants	**58,714,400**	58,033,882
Total investments	**1,516,948,298**	1,345,307,328
Cash	**6,476,414**	5,103,709
Receivables:		
Due from broker for securities sold	**814,932**	413,382
Accrued interest and dividends	**624,564**	1,142,496
Employer contributions	**6,901,944**	7,731,893
Total receivables	**8,341,440**	9,287,771
Total assets	**1,531,766,152**	1,359,698,808
Liabilities		
Due to broker for securities purchased	**5,598,713**	3,949,193
Total liabilities	**5,598,713**	3,949,193
Net assets available for benefits	**$ 1,526,167,439**	$ 1,355,749,615

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions	
Contributions:	
Participant	$ 117,010,755
Rollover	2,867,675
Employer – company stock	19,759,005
Employer – cash	55,590,010
Total contributions	195,227,445
Investment income:	
Net appreciation in fair value of investments	72,855,578
Dividends and interest income	22,930,853
Total investment income	95,786,431
Total additions	291,013,876
Deductions	
Benefit payments to participants	120,596,052
Total deductions	120,596,052
Net increase	170,417,824
Net assets available for benefits at beginning of year	1,355,749,615
Net assets available for benefits at end of year	$ 1,526,167,439

See accompanying notes.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the Plan) is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and Plan document for a more complete description.

The Plan document provides that the Plan will be administered by a committee (the Benefit Plan Committee) appointed by the Chief Financial Officer of SunTrust Banks, Inc. (the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, on-call, prime time or temporary, as defined, is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested. New employees are automatically enrolled in the Plan at 3% for the first 12 months of participation, 4% for the second year, 5% for the third year, and 6% for the fourth year and each subsequent year of participation. Participants will no longer be treated as automatic enrollees once they elect to modify their deferral percentage.

Contributions

Under the Plan's provisions, participant deferrals are permitted for 1% to 20% of eligible compensation, as defined. Participants also have the option to contribute additional amounts if they are age 50 or older. Effective January 1, 2008, the employer matching contributions are made in an amount equal to 100% of the first 5% of eligible compensation contributed by each participant. Effective January 1, 2009, matching contributions are invested according to each participant's investment election in effect for his before-tax contributions, unless he elects to have any matching contributions invested in one or more of the other investment options offered in the Plan.

1. Plan Description (continued)

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match, distributions, loans, and the allocation of Plan earnings or losses. The allocation of Plan earnings or losses is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

The Trustee

SunTrust Bank (Trustee), a wholly owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans to Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Benefits Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2009, interest rates ranged from 4% to 12%. The interest rate is equivalent to the prime interest rate plus 1% based on the prime interest rate in effect on the last day of the previous month prior to the date of the loan. Participants are charged administrative fees for the processing of any loan.

Benefits

A participant (or beneficiary, if applicable) upon attaining age 59½ or upon separation of service, death, disability, retirement, or voluntary departure, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed nine years. Participants with balances less than $1,000 upon termination must take a lump-sum distribution.

1. Plan Description (continued)

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants' account balances will remain nonforfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fair Value Measurements

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). In accordance with ASC 820, the Company applied the following fair value hierarchy:

> Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly traded instruments or futures contracts.
>
> Level 2 – Assets or liabilities valued based on observable market data for similar instruments.

2. Summary of Significant Accounting Policies (continued)

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

SunTrust Banks, Inc. common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the net asset value (NAV) reported in the active market where the funds or underlying assets are traded on an active basis.

Collective trust fund: Valued at each business day at its reported NAV as determined by the issuer, based on the underlying assets of the fund.

Participant loans: The outstanding principal amount of participant loans approximates their fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for further fair value measurement disclosures.

Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses on investments are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-dividend date. Realized gains/losses from the sale of investments and

2. Summary of Significant Accounting Policies (continued)

changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation/depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation in fair value of investments in the accompanying financial statements.

Plan Expenses

Expenses for purchases and sales of Plan assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2009, all administrative expenses for the Plan were paid by the Company.

Benefit Payments

Distributions to participants are recorded when payment is made. In-kind distribution of shares in SunTrust Common Stock, with cash for any fractional shares, is also an available form of benefit payment. The record-keeper uses the closing price on the day the distribution is processed to calculate the number of shares.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued an update to ASC 105-10, *Generally Accepted Accounting Principles.* This standard establishes the ASC as the source of authoritative U.S. GAAP recognized by the FASB for nongovernmental entities. U.S. GAAP is not intended to be changed as a result of FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how the Plan references GAAP in its financial statements and in its accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Plan has implemented the Codification as of December 31, 2009.

In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). FSP 157-4 amended ASC 820, *Fair Value Measurements and Disclosures,* to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on

2. Summary of Significant Accounting Policies (continued)

circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued ASC 855, *Subsequent Events,* to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

In September 2009, the FASB issued Accounting Standards Update 2009-12, *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).* ASU 2009-12 amended ASC 820, *Fair Value Measurements and Disclosures,* to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009. As a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU 2010-06 amended ASC 820, *Fair Value Measurements and Disclosures,* to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until

2. Summary of Significant Accounting Policies (continued)

2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan's financial statements.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2009 and 2008, are as follows:

	2009	2008
SunTrust Banks, Inc. Common Stock	**$ 299,218,476**	$ 399,839,970
RidgeWorth Prime Quality Money Market Fund	**139,440,667**	162,804,963
RidgeWorth Investment Grade Bond Fund	**129,499,151**	92,079,847
SunTrust 500 Index Retirement Fund	**92,052,979**	70,927,293
RidgeWorth Large Cap Growth Stock Fund	**90,173,047**	**
Doge and Cox Balanced Fund	**85,062,611**	**
RidgeWorth Large Cap Core Equity Fund	**83,210,803**	68,304,954

** Investment balance is less than 5% for respective Plan year.

During 2009, the Plan's investments (including gains and losses on investments bought and sold during the year, excluding loans to participants, as well as held during the year) appreciated in fair value as follows:

	Net Appreciation, in Fair Value of Investments
Fair value determined by quoted market prices	
SunTrust Banks, Inc. Common Stock	$ (109,303,578)
Mutual funds	162,259,580
Fair value determined by quoted redemption values	
Collective trust fund	19,899,576
	$ 72,855,578

3. Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008.

		Fair Value Measurements at December 31, 2009 Using		
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Large Cap Equity Funds	$ 240,892,323	$ 240,892,323	$ –	$ –
Mid Cap Equity Funds	53,169,979	53,169,979	–	–
Small Cap Equity Funds	91,603,802	91,603,802	–	–
Balanced Funds	240,756,367	240,756,367	–	–
International Equity Funds	100,940,658	100,940,658	–	–
Fixed Income Funds	200,158,647	200,158,647	–	–
SunTrust Banks, Inc. common stock	299,218,476	299,218,476	–	–
Money market fund	139,440,667	139,440,667	–	–
Common and collective fund[(a)]	92,052,979	–	92,052,979	–
Participant loans	58,714,400	–	–	58,714,400
	$ 1,516,948,298	$ 1,366,180,919	$ 92,052,979	$ 58,714,400

3. Investments (continued)

	Total	Fair Value Measurements at December 31, 2008 Using Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Large Cap Equity Funds	$ 188,177,786	$ 188,177,786	$ –	$ –
Mid Cap Equity Funds	33,654,525	33,654,525	–	–
Small Cap Equity Funds	67,149,220	67,149,220	–	–
Balanced Funds	149,723,891	149,723,891	–	–
International Equity Funds	77,158,499	77,158,499	–	–
Fixed Income Funds	137,837,299	137,837,299	–	–
SunTrust Banks, Inc. common stock	399,839,970	399,839,970	–	–
Money market fund	162,804,963	162,804,963	–	–
Common and collective fund[(a)]	70,927,293	–	70,927,293	–
Participant loans	58,033,882	–	–	58,033,882
	$ 1,345,307,328	$ 1,216,346,153	$ 70,927,293	$ 58,033,882

[(a)]This category includes investments in a fund that seeks to emulate the performance of Standard and Poor's 500 Index, which is a benchmark index designed to measure the investment returns of stocks of large capitalization U.S. companies. The net asset value of the Fund is determined on each business day (valuation date). There are currently no redemption restrictions on these investments. Fund units are issued and redeemed based upon the net asset value per unit determined on the valuation date.

3. Investments (continued)

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009:

	Year Ended December 31, 2009
Participant loans balance at beginning of year	$ 58,033,882
New loans issued and acquired, and loan principal repayments, net	680,518
Participant loans balance at end of year	$ 58,714,400

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

5. Party-in-Interest Transactions

Since SunTrust Bank is Trustee of the Plan all investments and income relating to all investments held by the Plan are transactions with parties in interest. The Company's contributions are participant directed into the Plan's funds including common stock. At December 31, 2009 and 2008, the Plan held 14,747,091 and 13,535,544 shares, respectively, of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding common shares at that date.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this

6. Income Tax Status (continued)

determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

The Plan administrator is in the process of submitting the Plan to the IRS for a new determination letter in the next cycle provided by the IRS for individually designed plans. SunTrust falls under the cycle specified to file between February 1, 2010 and January 31, 2011.

7. Subsequent Events

The Plan has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through the date the financial statements were issued. Based on this evaluation, no additional disclosures or adjustments were required to the financial statements as of December 31, 2009.

8. Reconciliation to Form 5500

As of December 31, 2009, the Plan had $1,181,053 of distributions, which had been requested but not paid as of year-end. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the Plan's financial statements in accordance with accounting standards generally accepted in the United States.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the Plan year ended December 31, 2009:

	Year Ended December 31, 2009
Net assets available for benefits per the audited financial statements	$ 1,526,167,439
Accrued benefit payments	(1,181,053)
Net assets available for benefits per the Form 5500	$ 1,524,986,386

8. Reconciliation to Form 5500 (continued)

	Year Ended December 31, 2009
Benefit payments per the audited financial statements	$ 120,596,052
Accrued benefit payments	1,181,053
Benefit payments per the Form 5500	$ 121,777,105

Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan

EIN #58-1575035 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	SunTrust Banks, Inc. common stock	Common Stock	$ 299,218,476
*	RidgeWorth Large Cap Growth Stock Fund	Mutual Fund	90,173,047
*	RidgeWorth Large Cap Core Equity Fund	Mutual Fund	83,210,803
*	RidgeWorth Small Cap Growth Stock Fund	Mutual Fund	66,560,629
*	RidgeWorth SEIX High Yield	Mutual Fund	21,738,021
*	RidgeWorth Investment Grade Bond Fund	Mutual Fund	129,499,151
*	RidgeWorth Large Cap Value Equity Income Fund	Mutual Fund	67,508,473
*	RidgeWorth Short-term Bond Fund	Mutual Fund	37,628,156
*	RidgeWorth Mid Cap Core Equity Fund	Mutual Fund	35,760,926
*	RidgeWorth Intl Equity Index Equity Fund	Mutual Fund	56,547,453
*	RidgeWorth Aggressive Growth Stock Equity Fund	Mutual Fund	38,197,126
	Massachusetts Financial Services Research Intl Fd	Mutual Fund	44,393,204
	Dodge & Cox Balanced Fund	Mutual Fund	85,062,611
	Dreyfus Premier Small Cap Value Fund	Mutual Fund	25,043,173
	Dreyfus Institutional Reserves Treasury Prime Fund	Mutual Fund	11,293,319
	Vanguard Mid Cap Index Fund	Mutual Fund	17,409,053
	Price T. Rowe Retirement FDS INC 2010 FD	Mutual Fund	9,360,575
	Price T. Rowe Retirement FDS INC 2020 FD	Mutual Fund	18,246,668
	Price T. Rowe Retirement FDS INC 2030 FD	Mutual Fund	17,282,242
	Price T. Rowe Retirement FDS INC 2040 FD	Mutual Fund	9,518,211
	Price T. Rowe Retirement FDS INC Income FD	Mutual Fund	3,124,102
	Price T. Rowe Retirement FDS INC 2055 FD	Mutual Fund	2,664,753
	Price T. Rowe Retirement FDS INC 2050 FD	Mutual Fund	3,477,927
	Price T. Rowe Retirement FDS INC 2045 FD	Mutual Fund	6,730,297
	Price T. Rowe Retirement FDS INC 2035 FD	Mutual Fund	10,638,283
	Price T. Rowe Retirement FDS INC 2025 FD	Mutual Fund	18,510,020
	Price T. Rowe Retirement FDS INC 2015 FD	Mutual Fund	17,082,878
	Price T. Rowe Retirement FDS INC 2005 FD	Mutual Fund	860,675
	Total Mutual Funds		927,521,776
*	RidgeWorth Prime Money Market Fund	Money Market Mutual Fund	139,440,667
*	STI 500 Index Retirement Fund	Collective Trust	92,052,979
*	Participant loans	Due at various times with interest rates from 4.0% to 12.0%	58,714,400
			$ 1,516,948,298

*Party in interest, as defined by ERISA

(d): Cost information has not been included because all investments are participant directed.

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